# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sprout Social, Inc., CIK 0001517375
CUSIP: 85209W109
Title of class of securities: Class A common stock, par value $0.0001 value per share ("Class A Common Stock")
Address of issuer's principal executive offices: 131 South Dearborn St., Suite 700, Chicago, Illinois (IL), 60603
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001791946-20-000002
Filed by CIK 0001791946

## Reporting persons
- RANKIN AARON EDWARD FREDERICK: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 639,515; shared voting power 1,975,893; sole dispositive power 639,515; shared dispositive power 1,975,893; aggregate amount beneficially owned 2,615,408 (4.8% of the class)
- Yeming Shi Rankin: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,975,893; sole dispositive power 0; shared dispositive power 1,975,893; aggregate amount beneficially owned 1,975,893 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Sprout Social, Inc.
Address of issuer's principal executive offices: 131 South Dearborn St., Suite 700, Chicago, IL, 60603

## Item 2. Person Filing
Name of person filing: Each of Aaron Edward Frederick Rankin and Yeming Shi Rankin is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: c/o Sprout Social, Inc., 131 South Dearborn St., Suite 700, Chicago, IL 60603.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Rankin beneficially owns 2,615,408 shares of Common Stock as of December 31, 2024.(1)(2)

Mrs. Rankin beneficially owns 1,975,893 Shares as of December 31, 2024.(1)

(1) The ownership information represents beneficial ownership of Class A Common Stock as of December 31, 2024 based upon 51,277,740 shares of Class A Common Stock outstanding as of December 31, 2024 and assuming (a) the vesting of 4,351 unvested restricted stock units ("RSUs") into shares of Class A Common Stock, which are scheduled to vest within 60 days of December 31, 2024 and (b) the exchange of all shares of Class B common stock beneficially owned by each Reporting Person on a one-for-one basis.
(2) The total beneficial ownership does not include 17,319 unvested RSUs held by Mr. Rankin, which each represent the contingent right to receive one share of Class A Common Stock of the Issuer. 4,103 of these RSUs vest in 3 equal quarterly installments beginning on June 1, 2025; 8,128 of these RSUs vest in 8 equal quarterly installments beginning on June 1, 2025; and 5,088 of these RSUs of vest in 12 equal quarterly installments beginning on June 1, 2025.
Percent of class:
Mr. Rankin owns equivalent to 4.9% of Class A Common Stock oustanding as of December 31, 2024.(1)

Mrs. Rankin owns equivalent to 3.7% of Class A Common Stock outstanding as of December 31, 2024.(1)
Sole power to vote or to direct the vote:
Mr. Rankin has the sole power to vote or direct the vote of 639,515 shares of Common Stock.(1)(3)

(3) Mr. Rankin has the sole power to vote and dispose of 24,803 shares of Class A Common Stock held directly and 614,712 shares of Class B common stock held in the Aaron Edward Frederick Rankin Revocable Trust, of which Mr. Rankin serves as the sole trustee.
Shared power to vote or to direct the vote: Mr. Rankin and Mrs. Rankin may be deemed to have shared voting and dispositive power with respect to 1,975,893 shares of Class B common stock held in various family trusts, of which Mrs. Rankin serves as the trustee. Mr. Rankin disclaims beneficial ownership of such shares.(1)
Sole power to dispose or to direct the disposition: Mr. Rankin has the sole power to dispose or to direct the disposition of 639,515 shares of Class A Common Stock.(1)(3)
Shared power to dispose or to direct the disposition: Mr. Rankin and Mrs. Rankin may be deemed to have shared voting and dispositive power with respect to 1,975,893 shares of Class B common stock held in various family trusts, of which Mrs. Rankin serves as the trustee. Mr. Rankin disclaims beneficial ownership of such shares.(1)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Power of Attorney (incorporated by reference to Form 3 filed December 12, 2019).

## Signatures
- RANKIN AARON EDWARD FREDERICK: /s/ Heidi Jonas, Attorney-in-fact for Aaron Edward Frederick Rankin, AARON EDWARD FREDERICK RANKIN (02/06/2025)
- Yeming Shi Rankin: /s/ Yeming Shi Rankin, YEMING SHI RANKIN (02/06/2025)